Exhibit 23.5

CONSENT OF EXPERT

I, Matthew Yovich, am one of the authors of the technical report entitled “NI 43-101 Technical Report Preliminary Economic Assessment Dewey-Burdock Uranium ISR Project South Dakota, USA” dated December 23, 2020 and effective as of December 3, 2019 (the “Technical Report”). At the time of preparing the Technical Report, I was a P.E. with Woodard & Curran and a “qualified person” within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Projects. I have since retired.

I hereby consent to being named in the Registration Statement on Form S-8 of enCore Energy Corp. as having prepared the Technical Report and to the use of the Technical Report, or any portion thereof, and to the inclusion or incorporation by reference of information derived from the Technical Report in the Registration Statement on Form S-8 of enCore Energy Corp.

Dated July 7, 2023

By:	/s/ Matthew Yovich
Name:	Matthew Yovich, P.E.